Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-234582

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated December 5, 2019 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & General Counsel of Mogo Inc. at 2100 – 401 West Georgia Street, Vancouver, British Columbia, Canada V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 5, 2019

New Issue	February 23, 2021

MOGO INC.

US$54,000,014

5,346,536 Common Shares

US$10.10 per Common Share

This prospectus supplement (the “Prospectus Supplement”) of Mogo Inc. (“Mogo”, the “Company”, “we” or “us”), together with the short form base shelf prospectus dated December 5, 2019 to which it relates (the “Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”), qualifies the distribution of 5,346,536 common shares (the “Offered Shares”) in the capital of the Company at a price of US$10.10 per Offered Share (the “Offering”). See “Plan of Distribution” and “Description of the Securities Distributed”.

Concurrent with the Offering, the Company will also issue investors warrants (which are not being qualified under this Prospectus) to purchase up to an aggregate of 2,673,268 common shares of the Company (the “Warrants”), representing 50% of the number of Offered Shares being issued pursuant to the Offering. Each Warrant will entitle its holder to acquire one common share of the Company (each, a “Warrant Share”) at an exercise price of US$11.00 per Warrant Share for a period of 42 months following closing of the Offering. The Warrants are being offered in a private placement in the United States under Section 4(a)(2) of the US Securities Act of 1933, as amended (the “Securities Act”) and Regulation D thereunder (the “Placement” and together with the Offering, the “Financing”) and, along with the Warrant Shares, have not been registered under the Securities Act, or applicable state securities laws. See “Plan of Distribution”.

H.C. Wainwright & Co., LLC (“Wainwright” or the “Placement Agent” ) is acting as exclusive placement agent in respect of the Financing pursuant to the terms and conditions of an engagement agreement, dated as of February 21, 2021, between the Company and the Placement Agent (the “Engagement Agreement”). This Prospectus Supplement qualifies the distribution of the Offered Shares. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby and all of the Warrants offered pursuant to the Placement. The Placement Agent may engage one or more sub-placement agents or selected dealers in connection with this Offering. No Offered Shares or Warrants will be offered or sold to Canadian purchasers. See “Plan of Distribution”.

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and, where such indemnification is unavailable, to contribute to payments that the Placement Agent may be required to make in respect of such liabilities.

The outstanding common shares in the capital of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MOGO”. On February 22, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and Nasdaq was $11.19 and US$8.86 per share, respectively.

Price: US$10.10 per Common Share
	Public Offering Price	Placement Agent’s Commission(1)	Net Proceeds to the Company(2)

Per Common Share	US$10.10	US$0.707	US$9.393
Total(2)	US$54,000,013.60	US$3,780,000.95	US$50,220,012.65

Notes:

(1)	The Placement Agent will receive a cash commission equal to 7.0% of the gross proceeds of the Offering (the “Placement Agent’s Commission”). In addition to the Placement Agent’s Commission, the Company will issue to the Placement Agent compensation warrants (the “Compensation Warrants”) to purchase up to a number of Common Shares equal to 5.0% of the Offered Shares sold in this Offering exercisable at a price per Common Share equal to US$12.625 for a period of three years from February 24, 2021.

(2)	After deducting the Placement Agent’s Commission, but before deducting the Company’s expenses of the Offering, which are estimated at US$450,000 and will be paid by the Company from the proceeds of the Offering. We refer you to the section entitled “Plan of Distribution” for additional information regarding total Placement Agent’s Commission.

The following table sets out the number of Compensation Warrants that will be issued by the Company to the Placement Agent:

Placement Agent’s Position	Exercise Period	Exercise Price
267,327 Compensation Warrants	3 years following February 24, 2021	US$12.625 per Common Share

The Company has applied to list the Offered Shares on the TSX and has submitted a notification of listing to list the Offered Shares on the Nasdaq. Listing on the TSX and the Nasdaq will be subject to the Company fulfilling all of the listing requirements of the TSX and the Nasdaq. See “Plan of Distribution”.

Subject to the terms and conditions set forth in the Engagement Agreement, the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby. See “Plan of Distribution”.

The offering price of the Offered Shares was determined by arm’s length negotiation between the Company, the Placement Agent and the investors.

It is expected that the Offered Shares will be delivered in book-entry form only through the facilities of the Depository Trust Company at the closing of the Offering, which is anticipated to be on or about February 24, 2021 or such other date as may be agreed upon between the Company and the investors (the “Closing Date”). The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See “Plan of Distribution.”

The total gross proceeds from the Offering are anticipated to be US$54,000,013.60. The Company estimates that the net proceeds from the Offering to the Company will be approximately US$49,770,012.65, after deducting the Placement Agent’s Commission of US$3,780,000.95 and the Company’s expenses of the Offering, which are estimated to be US$450,000 and will be paid by the Company from the proceeds of the Offering. See “Plan of Distribution”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ii

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Shelf Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described in this Prospectus Supplement or the accompanying Shelf Prospectus. You should consult and rely on your tax advisors with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

An investment in our securities involves significant risks. You should carefully read the “Risk Factors” section beginning on page S-10 of this Prospectus Supplement, the accompanying Shelf Prospectus beginning on page 23, and in the documents incorporated by reference herein and therein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of the Company’s officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus Supplement and accompanying Shelf Prospectus may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

Gregory Feller, a director of the Company and the Company’s President and Chief Financial Officer, resides outside of Canada. Mr. Feller has appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars and references to “US$” are to United States dollars.

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TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

iv

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of this Offering.

Neither we nor the Placement Agent have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context otherwise indicates, “Mogo”, the “Company”, “us” or “we” refer to Mogo Inc. and its subsidiaries and predecessors, including Mogo Finance Technology Inc. (“Mogo Finance”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

S-1

Discussions containing forward-looking information may be found, among other places, under “Our Business”, “Use of Proceeds”, “Risk Factors” and “Plan of Distribution” in the Shelf Prospectus, under “Risk Factors” in this Prospectus Supplement and in sections of the documents which are incorporated herein by reference. This forward-looking information includes, among other things, statements relating to:

•	the Company’s ability to navigate through the COVID-19 pandemic and the overall economic impact of same;

•	the Company’s expectations regarding its cash flow from operations net of investing activities revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by the Company’s customers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company’s business and the markets in which it operates;

•	the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors;

•	the structuring of its investments and its plans to manage its investments;

•	the Company’s expectations regarding the performance of certain sectors in which it has invested;

•	the closing of the recently announced transaction with Coinsquare Ltd. (“Coinsquare”); and

•	the completion of the Offering.

S-2

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled “Risk Factors” or elsewhere in, or incorporated by reference into this Prospectus Supplement or the Shelf Prospectus, including risks relating to:

•	the duration and impact of the COVID-19 pandemic;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our risk management efforts;

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy considerations;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	our negative operating cash flow;

•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of members’ confidential information;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

S-3

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment on and service the loans we make to our members;

•	our reliance on data centers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by our members;

•	our reliance on key personnel, and in particular, our management;

•	competition for employees;

•	preserving our corporate culture;

•	risks related to litigation;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	volatility in the market price for our publicly traded securities;

•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;

•	risks related to operating in the cryptocurrency industry; and

•	risks related to the Company’s investment portfolio including:

o	investment risk;

o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;

o	foreign currency exposure if investments in the Company’s portfolio consist of securities denominated in foreign currencies;

o	concentration of investments;

o	there is no guaranteed return on the Company’s investments;

o	intellectual property claims against issuers that the Company invests in;

o	the Company’s portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;

o	some investments of the Company may be in markets that are new and emerging;

o	fluctuation in Net Asset Value and valuation of the Company’s portfolio;

o	non-controlling interests;

o	trading costs; and

o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company’s holdings resulting from a failure to make such follow-on investments.

S-4

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus, and the AIF (as defined below) should be considered carefully by readers.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus Supplement, in the Shelf Prospectus and in the information incorporated by reference herein and therein represents our expectations as of the date of this Prospectus Supplement (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this Prospectus Supplement, in the Shelf Prospectus and in the information incorporated by reference in herein and therein is expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the securities of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus, and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a)	The Company’s annual information form dated March 27, 2020 for the year ended December 31, 2019 (the “AIF”), as filed on Form 6-K on March 31, 2020;

(b)	The Company’s audited annual consolidated financial statements for the fiscal year ended December 31, 2019, together with the notes thereto and the independent auditors’ report thereon (the “Annual Financials”), as filed on Form 6-K on March 27, 2020;

(c)	The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2019, as filed on Form 6-K on March 27, 2020;

S-5

(d)	The Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2020 and 2019, as filed on Form 6-K dated November 10, 2020;

(e)	The Company’s management’s discussion and analysis for the three and nine months ended September 30, 2020, as filed on Form 6-K dated November 10, 2020;

(f)	The Company’s management information circular dated November 16, 2020 prepared in connection with the annual general meeting of shareholders held on December 11, 2020, as filed on Form 6-K dated November 18, 2020;

(g)	The Company’s management information circular dated November 27, 2020 prepared in connection with the special meeting of shareholders held on January 15, 2021 (the “Carta Circular”), as filed on Form 6-K dated December 28, 2020;

(h)	The Company’s material change report dated February 20, 2020 announcing an extension to the Company’s marketing collaboration agreement with Postmedia Network Inc., as filed on Form 6-K dated February 20, 2020;

(i)	The Company’s material change report dated March 9, 2020 announcing the Company’s three-year lending partnership with goeasy Ltd., as filed on Form 6-K dated March 10, 2020;

(j)	The Company’s material change report dated June 8, 2020 regarding certain amendments to the Company’s 10.0% convertible senior secured debentures, as filed on Form 6-K dated June 8, 2020;

(k)	The Company’s material change report dated October 2, 2020 regarding certain amendments to the Debentures, as filed on Form 6-K dated October 6, 2020;

(l)	The Company’s material change report dated November 27, 2020 regarding the Company entering into a definitive arrangement agreement to acquire 100% of the outstanding securities of Carta Solutions Holding Corporation, also known as Carta WorldWide (“Carta”), as filed on Form 6-K on December 1, 2020;

(m)	The Company’s material change report dated January 8, 2021 regarding the launch of the Company’s at-the-market equity program pursuant to an at-the-market offering agreement and prospectus supplement, as filed on Form 6-K on January 11, 2021;

(n)	The Company’s material change report dated February 3, 2021 regarding the completion of the acquisition of 100% of the outstanding securities of Carta, as filed on Form 6-K on February 3, 2021; and

(o)	The Company’s material change report dated February 17, 2021 regarding the Company entering into a definitive investment agreement with Coinsquare and certain shareholders of Coinsquare pursuant to which Mogo will have the right to acquire up to a 40% ownership interest in Coinsquare, as filed on Form 6-K on February 18, 2021.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and until the Offering is completed shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC by the Company pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Company may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC under the Exchange Act, if and to the extent expressly provided therein.

S-6

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Shelf Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Vice President & General Counsel of Mogo at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380. These documents are also available electronically on SEDAR at www.sedar.com and on the EDGAR filing website of the SEC (“EDGAR”) at www.sec.gov. The Company’s filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Company is subject to certain of the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC on EDGAR. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room.

We have filed the registration statement on Form F-10 (File No. 333-234582) (the “Registration Statement”) with the SEC under the Securities Act with respect to the Offered Shares distributed under this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, you should refer to the Registration Statement and to the schedules and exhibits filed therewith.

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consents of those persons named under “Auditors” in the Prospectus;

(iii)	powers of attorney from certain of the Company’s officers and directors; and

(iv)	the Form of Warrant.

S-7

            NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN U.S. AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the financial statements incorporated by reference in the Prospectus Supplement, and in the other documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in Canadian dollars. The Company’s consolidated financial statements for the years ended December 31, 2019 and 2018, as incorporated by reference in this Prospectus Supplement, have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Fiscal Year Ended December 31
	2020	2019	2018
Rate at the end of period	$1.2732	$1.2988	$1.3642
Average rate during period	$1.3415	$1.3269	$1.2957
Highest rate during period	$1.4496	$1.3600	$1.3642
Lowest rate during period	$1.2718	$1.2988	$1.2288

On February 22, 2021, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2613.

THE COMPANY

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC.

RECENT DEVELOPMENTS

Proposed Investment in Coinsquare

On February 11, 2021, Mogo entered into an agreement (the “Coinsquare Investment Agreement”) to acquire ownership of 19.99% of the outstanding common shares of Coinsquare, Canada’s leading digital asset trading platform, on a post-transaction basis, for total consideration of approximately $56.4 million. The Coinsquare Investment Agreement also includes rights for Mogo to acquire an additional 20% ownership interest in Coinsquare through purchases of shares from current shareholders and the exercise of warrants under certain conditions, for consideration based on a pre-money valuation of Coinsquare ranging from $250-350 million. This strategic investment builds on a multi-year relationship between the two companies. Coinsquare acts as the trading platform for MogoCrypto, a service Mogo launched in 2018 to allow its members an easy and convenient way to buy and sell bitcoin.

S-8

Under the terms of the Coinsquare Investment Agreement, Mogo has the ability to acquire up to 40% of the common shares of Coinsquare as follows:

•	Mogo will initially acquire 19.99% of the outstanding common shares of Coinsquare on a post-transaction basis (the “Initial Investment”) by way of treasury issuance and purchases of shares from current Coinsquare shareholders for total consideration of $56.4 million (the “Purchase Price”). Under the Coinsquare Investment Agreement, Mogo has a right to satisfy the Purchase Price for the Initial Investment in a combination of cash and a minimum of 1,956,457 Common Shares. Any additional Common Shares to be issued by Mogo in satisfaction of the Purchase Price will be issued at a 15% discount to the market price of the Common Shares as of the close of trading on February 10, 2021, subject to minimum pricing rules of the TSX.

•	At closing of the Initial Investment, Coinsquare will issue to Mogo a warrant to acquire up to an additional 10% of the outstanding common shares of Coinsquare on a post-transaction basis. The warrant will become exercisable upon satisfaction of certain conditions, and the exercise price payable for the Coinsquare common shares may be satisfied through a combination of cash and Common Shares.

•	Mogo also has an option to acquire, and certain existing shareholders of Coinsquare have a right to require Mogo to purchase, an additional 10% of the outstanding common shares of Coinsquare within 13 months of the Initial Investment, subject to certain conditions.

Following closing of the Initial Investment, Mogo will be granted a right to appoint one nominee to the Coinsquare board of directors, which may be increased to two nominees under certain conditions. Coinsquare will have a right to appoint one nominee to the Mogo board of directors. As part of the Initial Investment, Mogo will enter into a unanimous shareholders agreement with all of the shareholders of Coinsquare, which will provide certain rights and restrictions customary for an investment of this nature.

Closing of the transactions contemplated by the Coinsquare Investment Agreement is subject to regulatory approvals, including the approval of the TSX, in addition to other customary closing conditions, and is expected to close in March or April of 2021.

Acquisition of Carta

On January 25, 2021, Mogo completed its acquisition of 100% of the issued and outstanding securities of Carta in exchange for the issuance of 10,000,000 Common Shares (the “Carta Transaction”). Carta is a digital payments software company which provides technology and services that enable financial technology companies, banks, and corporations to issue payment products to consumers via multiple channels, including physical, virtual and tokenized cards, as well as payment switching and routing services.

The Carta Transaction was completed pursuant to a plan of arrangement under the Canada Business Corporations Act, all upon the terms and conditions of the definitive arrangement agreement between Mogo and Carta dated November 17, 2020 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, the 10,000,000 Common Shares (the “Consideration Shares”) were issued to an intermediary limited partnership in which the former holders of Carta securities are limited partners (the “Limited Partners”). Subject to certain exceptions, the Consideration Shares will not begin to be distributed to the Limited Partners until the earlier of (i) September 30, 2022, or (ii) the 10-day volume weighted average price of the Common Shares on the TSX being equal to $7.45 per Common Share or higher (provided such date is more than six months following the closing of the Carta Transaction).

Upon completion of the Carta Transaction, Carta became a wholly-owned subsidiary of Mogo, and it is expected that Carta will continue to operate on a substantially separate basis to Mogo. In connection with the Carta Transaction and concurrent with closing, Christopher Payne, Carta’s lead director, was appointed to Mogo’s board of directors.

The acquisition of Carta is expected to: significantly expand Mogo’s total addressable market by entering the $2.5 trillion global payments market; increase Mogo’s revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue; and strengthen the Company’s digital wallet capabilities, which includes the development of its peer-to-peer payment solution.

Pursuant to the requirements of the TSX, the Carta Transaction required the approval of 50% of the votes cast by Mogo shareholders at a special meeting of shareholders, which was held on January 15, 2021. At the special meeting, the Carta Transaction was approved by 99.78% of the votes cast by Mogo shareholders. The management information circular in respect of the special meeting and the Carta Transaction is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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RISK FACTORS

An investment in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business. You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein (and in particular, the risk factors discussed under the heading “Risk Factors” beginning at page 21 of the AIF and under the heading “Risk Factors” beginning on pg. 23 of Appendix B of the Carta Circular).

The risks and uncertainties described in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the our publicly traded securities could be materially and adversely affected. In all these cases, the trading price of our publicly traded securities could decline, and investors could lose all or part of their investment.

The market price for our publicly traded securities may be volatile and your investment could suffer a decline in value.

The market price of our publicly traded securities could be subject to significant fluctuations. Some of the factors that may cause the market price of our publicly traded securities to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our securities;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with securities regulators, including our financial statements;

•	publication of research reports or news stories about us, our competitors or our industry;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our securities by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

•	the other risk factors described in this section of this Prospectus Supplement and in the Shelf Prospectus.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company by those institutions, which could materially adversely affect the trading price of our publicly traded securities. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our publicly traded securities may be materially adversely affected.

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In addition, broad market and industry factors may harm the market price of our publicly traded securities. Hence, the market price of our publicly traded securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our securities regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, and our management’s attention and resources could be diverted, and it could harm our business, operating results and financial condition.

We will have broad discretion over the use of proceeds from the Offering, and we may not use the proceeds in the desired manner.

Management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in our best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, our results of operations may suffer.

Completion of the proposed investment in Coinsquare is subject to regulatory and other third-party approvals and no assurance can be made that we will complete such investment on the proposed terms or at all.

There can be no assurance that the proposed investment in Coinsquare will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Coinsquare Investment Agreement. The completion of the proposed investment is subject to the satisfaction of a number of conditions which include, among others, obtaining necessary regulatory and third-party approvals.

In addition, if the proposed investment is not completed the ongoing business of Mogo may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the proposed investment, and Mogo could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Common Shares, particularly if the market price reflects market assumptions that the proposed investment will be completed or completed on certain terms.

Future sales or issuances of securities could decrease the value of existing securities, including our Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may issue additional Common Shares or securities convertible into Common Shares in the future, which may dilute a shareholder’s holdings in the Company. Our articles permit the issuance of an unlimited number of Common Shares, and purchasers of Offered Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for you to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

S-11

We may be classified as a passive foreign investment company for U.S. federal income tax purposes for the current year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Offered Shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the income test), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the asset test). Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Offered Shares.

If a U.S. Holder is treated as owning at least 10% of our Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our Common Shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the Offered Shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of Mogo as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

S-12

Future sales or issuances of securities could decrease the value of existing securities, dilute investors’ voting power and reduce our earnings per share.

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. We have a large number of authorized but unissued Common Shares. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the securities. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

We do not currently intend to pay cash dividends.

We currently intend to retain future earnings to finance the operation, development and expansion of our business. The Company does not anticipate paying cash dividends on the Common Shares, including the Offered Shares, in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of the Offered Shares appreciates.

Potential fluctuations in financial results make financial forecasting difficult

Our revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of our Common Shares may be materially and adversely affected.

USE OF PROCEEDS

The Company estimates that its net proceeds from the Offering will be approximately US$49,770,012.65 after deducting the Placement Agent’s Commission of US$3,780,000.95 and the expenses under the Offering, which are estimated to be US$450,000.

It is currently intended that a portion of the new proceeds from the Offering will be used to fund the cash component of the Initial Investment in Coinsquare, with the remaining net proceeds to be used for general corporate and working capital purposes. The actual amount that the Company spends in connection with each of the intended uses of proceeds, if such proceeds are received, may vary significantly, and will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus.

While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus and the documents incorporated by reference herein and therein.

S-13

PLAN OF DISTRIBUTION

The Offering

Wainwright has agreed to act as exclusive placement agent subject to the terms of the Engagement Agreement. The Placement Agent is not purchasing or selling any of the Offered Shares offered by this Prospectus Supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of Offered Shares, but has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby and the Warrants offered pursuant to the Placement. Therefore, we may not sell the entire number of Offred Shares offered pursuant to this Prospectus Supplement or Warrants offered pursuant to the Placement. The Company will enter into a securities purchase agreement directly with investors in connection with the Financing.

The Offering is being made only in the United States pursuant to the MJDS implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States directly to the investors.

The Offered Shares are offered subject to a number of conditions, including but not limited to, listing of the Offered Shares on the TSX and the Nasdaq, and will be subject to the Company fulfilling all the requirements of the TSX and the Nasdaq.

The offering price of the Offered Shares was determined by arm’s length negotiation between the Company, the Placement Agent and the investors. The Offered Shares will be delivered to the investors in book entry form through the Depository Trust Company system. See “Description of the Securities Distributed”.

Commissions and Expenses

The following table shows the per Offered Share and total Placement Agent’s Commission the Company will pay to the Placement Agent:

Per Offered Share	US$0.707
Total	US$3,780,000.95

We estimate that the total expenses of the Offering payable by us, not including the Placement Agent’s Commission, will be approximately US$450,000. Subject to compliance with FINRA Rule 5110, we have agreed to reimburse the Placement Agent for certain of its fees and expenses, including (i) US$100,000 for the Placement Agent’s non-accountable expenses and (ii) to reimburse the Placement Agent for its clearing expenses in the amount not to exceed US$15,950. Raymond James & Associates, Inc. and Eight Capital Corp. are both acting as financial advisors in connection with the Offering.

Compensation Warrants

We have also agreed to issue Compensation Warrants to purchase up to 267,327 Common Shares (representing 5.0% of the aggregate number of Offered Shares sold in this Offering), at an exercise price of US$12.625 per share (equal to 125.0% of the public offering price for the Offered Shares to be sold in this Offering). The Compensation Warrants will be exercisable immediately for a period of three years from February 24, 2021 and will be in the same form as the Warrants issued to the investors, other than the exercise price and except as otherwise required by FINRA.

Indemnification

The Company has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and, where such indemnification is unavailable, to contribute to payments that the Placement Agent may be required to make in respect of such liabilities.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

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Other Relationships

The Placement Agent and its respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Placement Agent has received, or may in the future receive, customary fees and commissions for these transactions.

Purchase by Associated Person

An associated person of the Placement Agent purchased in this Financing, on the same terms and conditions as the other investors in this Financing, 74,258 Offered Shares and 37,129 Warrants for an aggregate purchase price of US$750,005.80.

Listing

The Company has applied to list the Offered Shares on the TSX. Listing on the TSX will be subject to the Company fulfilling all of the listing requirements of the TSX. The Company has submitted a notification of listing to list the Offered Shares on the Nasdaq. The outstanding Common Shares are listed and posted for trading on the TSX and the Nasdaq under the symbol “MOGO”. On February 22, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and Nasdaq was $11.19 and US$8.86 per share, respectively.

Delivery of Securities

The Company expects to deliver the Offered Shares on or about February 24, 2021, subject to the satisfaction or waiver of customary closing conditions.

Copies of this Prospectus Supplement and the Shelf Prospectus in electronic format may be made available on a website maintained by the Placement Agent.

Wainwright will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

CONCURRENT PRIVATE PLACEMENT

Concurrent with the Offering, the Company will also issue investors 2,673,268 unregistered Warrants, representing 50% of the number of Offered Shares being issued pursuant to the Offering. Each Warrant will entitle its holder to acquire one Warrant Share at an exercise price of US$11.00 per Warrant Share for a period of 42 months following closing of the Offering. The Warrants are being offered in a private placement in the United States under Section 4(a)(2) of the Securities Act and Regulation D thereunder and, along with the Warrant Shares, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Warrants and Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Warrants may not be sold in Canada until four months and one day following their date of issuance (June 25, 2021 if the closing of the Financing occurs on February 24, 2021). The Warrants Shares may also not be sold in Canada until four months and one day following their date of issuance (June 25, 2021 if the closing of the Financing occurs on February 24, 2021) unless they are qualified for distribution in Canada under a prospectus.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

The Offering under this Prospectus Supplement consists of 5,346,536 Common Shares at a price of US$10.10 per Common Share.

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As of the date of this Prospectus Supplement, we had 48,417,667 Common Shares and no preferred shares of any series issued and outstanding. See “Description of Share Capital” in the Shelf Prospectus for a detailed description of the attributes of our Common Shares and preferred shares.

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Dividend Policy

On February 27, 2019, the Company’s board of directors declared the Company’s first ever special dividend of $0.10 per Common Share, payable in cash. The Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. The declaration of any future dividends by the Company’s board of directors will be dependent on the Company’s earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the board of directors.

CONSOLIDATED CAPITALIZATION

Other than as set out under “Prior Sales”, there have been no material changes in the consolidated share and loan capital of Mogo from September 30, 2020 to the date of this Prospectus Supplement.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

Date	Price per Security ($)	Number of Securities Issued
Common Shares issued in connection with convertible debentures:
June 1, 2020	$1.26	499,425
August 10, 2020	$2.75	98,545
August 11, 2020	$2.75	36,363
August 12, 2020	$2.75	57,454
August 31, 2020	$2.728	111,724
September 14, 2020	$2.75	6,545
November 16, 2020	$2.75	38,181
November 20, 2020	$2.75	36,363
November 30, 2020	$2.645	111,876
December 1, 2020	$2.75	25,454
December 2, 2020	$2.75	109,090
December 2, 2020	$2.75	11,272
December 3, 2020	$2.75	153,090
December 4, 2020	$2.75	47,271
December 7, 2020	$2.75	30,181
December 8, 2020	$2.75	75,636
December 11, 2020	$2.75	105,818
December 14, 2020	$2.75	22,545
December 15, 2020	$2.75	158,908
December 17, 2020	$2.75	58,909
December 18, 2020	$2.75	73,453
December 21, 2020	$2.75	18,181
December 22, 2020	$2.75	113,815
December 23, 2020	$2.75	154,908
January 11, 2021	$4.652	21,447
January 11, 2021	$2.75	3,157,453

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Date	Price per Security ($)		Number of Securities Issued
Common Shares issued in connection with the Debentures:
October 7, 2020	$1.7981		181,816
October 7, 2020	$1.8235		593,819

Common Shares issued pursuant to a shares for debt issuance:
February 28, 2020	$3.259		306,842
June 15, 2020	$1.2566		426,944
September 1, 2020	$2.18785		175,971
September 1, 2020	$2.2255		7,500

Common Shares issued upon exercise of stock options:
July 28, 2020	$1.56		10,265
July 31, 2020	$1.56		291
August 4, 2020	$1.56		2,993
August 19, 2020	$1.56		2,337
August 20, 2020	$1.56		3,021
August 24, 2020	$1.56		7,322
August 25, 2020	$1.56		3,909
August 31, 2020	$1.56		6,782
September 23, 2020	$1.56		3,409
September 28, 2020	$1.56		5,200
October 28, 2020	$1.56		6,454
December 2, 2020	$1.56		13,902
December 4, 2020	$1.56		11,250
December 7, 2020	$1.56		2,446
December 10, 2020	$1.56		32,060
December 15, 2020	$1.56		98,274
December 17, 2020	$3.88		50,000
December 17, 2020	$1.56		2,421
December 18,2020	$1.56		6,500
December 24, 2020	$1.56		2,942
January 13, 2021	$1.78		7,500
January 13, 2021	$2.10		6,667
January 25, 2021	$1.56		15,925
February 22, 2021	$4.21		15,000

Common Shares issued for vested Restricted Share Units:
June 29, 2020	$1.23		37,375
August 24, 2020	$2.14		20,000

Warrants to purchase Common Shares (the “Warrants”) issued in connection with the Debentures:
October 7, 2020	$2.03	(1)	4,479,392

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Date	Price per Security ($)	Number of Securities Issued
Common Shares issued upon exercise of warrants:
November 11, 2020	$2.03	500
November 25, 2020	$2.03	25,000
November 26, 2020	$2.03	9,300
December 2, 2020	$2.03	95,608
December 3, 2020	$2.03	2,500
December 4, 2020	$2.03	18,300
December 7, 2020	$2.03	116,800
December 8, 2020	$2.03	16,300
December 9, 2020	$2.03	5,000
December 10, 2020	$2.03	45,100
December 15, 2020	$2.03	1,500
December 17, 2020	$2.03	50,500
December 21, 2020	$2.03	66,520
December 23, 2020	$2.03	187,000
December 24, 2020	$2.03	90,000
December 29, 2020	$2.03	49,600
December 30, 2020	$2.03	210,899

January 4, 2021	$2.03	2,000
January 5, 2021	$2.03	172,500
January 7, 2021	$2.03	900
January 8, 2021	$2.03	9,800
January 12, 2021	$2.03	15,800
January 13, 2021	$2.03	26,092
January 15, 2021	$2.03	4,000
January 20, 2021	$2.03	10,500
January 21, 2021	$2.03	20,500
February 1, 2021	$2.03	1,100
February 3, 2021	$2.03	15,000
February 4, 2021	$2.03	18,400
February 9, 2021	$2.03	13,500
February 10, 2021	$2.03	8,800
February 11, 2021	$2.03	47,400
February 12, 2021	$2.03	121,300
February 16, 2021	$2.03	226,700
February 17, 2021	$2.03	212,452
February 19, 2021	$2.03	10,900

Common Shares issued in connection with ATM equity offering:
January 7, 2021	$6.38	84,971
January 8, 2021	$6.59	24,000
January 14, 2021	$6.39	55,000
January 15, 2021	$6.57	50,000
February 4, 2021	$7.31	15,004
February 11, 2021	$12.99	182,792
February 12, 2021	$12.21	102,992
February 18, 2021	$13.37	260,000
February 19, 2021	$13.62	750,000

Common Shares issued pursuant to Carta Transaction:
January 26, 2021	$5.48	10,000,000

(1)	The Warrants were issued to Debentureholders in connection with the Amendments for no additional consideration. The exercise price of such Warrants is $2.03.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “MOGO” and on Nasdaq under the symbol “MOGO”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)		Nasdaq (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
February 1 - 22, 2021	$5.16 - $15.00	910,008	$4.03 - $11.86	5,214,364
January, 2021	$4.77 - $6.84	320,027	$3.71 - $5.38	1,218,803
December, 2020	$3.50 - $5.30	389,027	$2.70 - $4.48	1,733,026
November 2020	$1.62 - $3.49	323,018	$1.22 - $2.70	5,496,757
October 2020	$1.53 - $2.11	47,115	$1.16 - $1.63	175,177
September 2020	$1.76 - $2.37	56,724	$1.35 - $1.81	140,003
August 2020	$2.01 - $3.21	132,876	$1.53 - $2.42	786,244
July 2020	$1.19 - $3.43	269,299	$0.88 - $3.15	1,900,491
June 2020	$1.18 – $1.97	81,273	$0.85 – $1.48	287,536
May 2020	$1.03 - $1.80	97,192	$0.72 – $1.34	294,975
April 2020	$1.14 - $1.55	62,807	$0.80 - $1.13	41,583
March 2020	$0.79 - $3.07	83,643	$0.55 – $2.35	58,073
February 2020	$2.69 – $3.64	24,412	$2.18 - $2.80	9,900

The closing price of the Common Shares on the TSX and Nasdaq on February 22, 2021 was $11.19 and US$8.86, respectively.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and the Placement Agent, is not affiliated with the Company or the Placement Agent, and acquires and holds the Offered Shares as capital property (herein, a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only applies to such Non-Resident Holders. This summary does not apply to a Holder (including a Non-Resident Holder) that (i) carries on, or is deemed to carry on, an insurance business in Canada and elsewhere, or (ii) is an “authorized foreign bank” as defined in the Tax Act. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their tax advisors with respect to an investment in the Offered Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Investors (including Non-Resident Holders) should consult their tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

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Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the gain is not exempt from tax under the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and Nasdaq) at the time of disposition, the Offered Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.

Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the Offered Shares. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, or the alternative minimum tax or the Medicare contribution tax on net investment income, are not discussed. This summary applies only to investors who acquire the Offered Shares in exchange for cash, hold the Offered Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment) and who have the U.S. dollar as their functional currency. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect as of the date of this Prospectus Supplement. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons whose functional currency is not the U.S. dollar;

•	persons holding Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	S corporations or entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations or governmental organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons who acquired the Offered Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons that own or are deemed to own 10% or more of our stock by vote or value directly, indirectly or constructively;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Offered Shares being taken into account in an applicable financial statement;

•	persons that hold Offered Shares through a permanent establishment or fixed base outside the United States; and

•	persons deemed to sell Offered Shares under the constructive sale provisions of the Code.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Offered Shares that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or another entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If you are an entity taxable as a partnership for U.S. federal income tax purposes that holds Offered Shares, your tax treatment generally will depend on your status and the activities of the partnership. Partnerships holding Offered Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

Taxation of dividends and other distributions on the Offered Shares

The discussion in this section “Taxation of dividends and other distributions on the Offered Shares” is subject to the discussion regarding passive foreign investment companies below. The Company does not currently intend to declare dividends on the Offered Shares in the foreseeable future. In the event the Company does pay dividends, the gross amount of any distribution to you with respect to the Offered Shares will be included in your gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a return of your tax basis in the Offered Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions will generally be reported as ordinary dividend income for such purposes. Dividends we pay will not be eligible for the dividends-received deduction available to corporations in respect of dividends received from U.S. corporations.

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Subject to certain limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at preferential tax rates. A non-U.S. corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as Nasdaq, on which the Common Shares are currently listed. However, the preferential tax rates discussed above will not apply if we are treated as a passive foreign investment company with respect to the U.S. Holder for the taxable year in which a dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Any tax withheld with respect to distributions on the Offered Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Offered Shares generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and may depend upon a U.S. Holder’s particular circumstances. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of disposition of the Offered Shares

The discussion in this section “Taxation of disposition of Offered Shares” is subject to the discussion regarding passive foreign investment company below. You will recognize gain or loss on any sale, exchange or other taxable disposition of the Offered Shares equal to the difference between the amount realized (in U.S. dollars) on the disposition and your tax basis (in U.S. dollars) in the Offered Shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the Offered Shares for more than one year at the time of the disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances.

Passive foreign investment company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules, either:

•	at least 75% of its gross income for such taxable year is passive income (the income test), or

•	at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based on the market price of our Common Shares and the composition of our income and assets, including goodwill, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year, or will not be classified as a PFIC in the future.

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If we are classified as a PFIC in any year with respect to which a U.S. Holder owns Offered Shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Offered Shares, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder (1) has made a “deemed sale” election under the PFIC rules, (2) the U.S. Holder has a valid mark-to-market election in effect (as described below) or (3) the U.S. Holder makes a QEF Election (defined below) with respect to all taxable years in which we are a PFIC during such U.S. Holder’s holding period in which we are a PFIC or makes a purging election to cause a deemed sale of the PFIC shares at their fair market value in conjunction with a QEF Election (see discussion below regarding such elections). If a U.S. Holder makes a deemed sale election, such U.S. Holder will be deemed to have sold the common shares held by such U.S. Holder at their fair market value, and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, a U.S. Holder’s Offered Shares subject to such election will not be treated as shares in a PFIC, and the rules described below with respect to any “excess distributions” or any gain from an actual sale or other disposition of the Offered Shares will not apply. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of Offered Shares, unless you (1) make a QEF Election (as defined below) with respect to all taxable years of your holding period during which we are a PFIC (as discussed below) or make a purging election to cause a deemed sale of the PFIC shares at their fair market value in conjunction with a QEF Election (see discussion below regarding such elections) or (2) make a mark-to-market election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Offered Shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the Offered Shares:

•	the excess distribution or gain will be allocated ratably over your holding period for the Offered Shares;

•	the amount allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of Offered Shares cannot be treated as capital, even if you hold the Offered Shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own your proportionate share of any such lower-tier PFICs, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any “excess distribution” described above if we receive a distribution from such lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a mark-to-market election for the Offered Shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the Offered Shares as of the close of your taxable year over your adjusted basis in such Offered Shares. Accordingly, a mark-to-market election may accelerate the recognition of income without a corresponding receipt of cash. You are allowed a deduction for the excess, if any, of the adjusted basis of the Offered Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Offered Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of Offered Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on Offered Shares, as well as to any loss realized on the actual sale or disposition of Offered Shares to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the Offered Shares. Your basis in the Offered Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rates for qualified dividend income would not apply. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of Offered Shares will be a capital gain or loss and taxed in the manner described above under “Taxation of disposition of the Offered Shares”.

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The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. Accordingly, provided the Offered Shares are listed on Nasdaq and TSX, if you are a holder of Offered Shares, the mark-to-market election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the Offered Shares cease to be marketable stock. If we are a PFIC for any year in which a U.S. Holder owns Offered Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each lower-tier PFIC (if any) as a qualified electing fund (a “QEF Election”) in the first taxable year we (and any relevant subsidiaries) are treated as a PFIC with respect to the holder. If such election remains in place while we and any lower-tier PFIC subsidiaries are PFICs, we and our subsidiaries will not be treated as PFICs with respect to such U.S. Holder when we cease to be a PFIC. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the Holder’s timely filed U.S. federal income tax return. We can provide no assurances that we will be able to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us or any lower-tier PFIC.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. Accordingly, a QEF election may accelerate the recognition of income without a corresponding receipt of cash. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the Holder’s income under the QEF Election would not be taxable to the holder. A U.S. Holder will increase its tax basis in its Offered Shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed that is not included in the holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of Offered Shares in an amount equal to the difference between the amount realized and the holder’s adjusted tax basis in the Offered Shares. U.S. Holders should note that if they make QEF Elections with respect to us and any lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their Offered Shares for any taxable year significantly in excess of any cash distributions received in such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Offered Shares.

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YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN OUR OFFERED SHARES.

Information reporting and backup withholding

Dividend payments with respect to Offered Shares and proceeds from the sale, exchange or other disposition of Offered Shares may be subject to information reporting to the IRS and U.S. backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number;

•	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Additional reporting requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Offered Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of Offered Shares.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by (i) Stikeman Elliott LLP with respect to Canadian legal matters and (ii) Latham & Watkins LLP with respect to United States legal matters. As at the date hereof, the partners and associates, as a group, of Stikeman Elliott LLP, own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Placement Agent by Ellenoff Grossman & Schole LLP, New York, New York, as to United States legal matters, and Bennett Jones LLP, as to Canadian legal matters.

AUDITOR, TRANSFER AGENT AND REGISTRAR

KPMG LLP were appointed as the auditors of the Company as of September 16, 2019, and prepared the independent auditor’s report for the year ended December 31, 2019. Prior to the appointment of KPMG LLP, MNP LLP served as the auditor of each of the Company and Mogo Finance, and prepared the independent auditor’s report for the comparative period and year ended December 31, 2018 in the Annual Financials. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. MNP LLP have confirmed with respect to the Company that, until September 16, 2019 when they resigned as auditor of the Company, they were independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they were independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. Our transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

S-25

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

 ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). All but one of our directors and officers, and most of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Offered Shares who reside in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Offered Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the Offering under this Prospectus Supplement.

S-26

CERTIFICATE OF THE COMPANY

Dated: February 23, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada, except Québec.

“David Feller”	“Gregory Feller”
David Feller Chief Executive Officer	Gregory Feller President and Chief Financial Officer

On behalf of the Board of Directors:

“Minhas Mohamed”	“Kees Van Winters”
Minhas Mohamed Director	Kees Van Winters Director

C-1

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada except Québec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & General Counsel of Mogo Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 5, 2019

MOGO INC.

$100,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Units

Mogo Inc. (“Mogo”, the “Company”, “us” or “we”) may offer and issue from time to time common shares of the Company (the “Common Shares”), preferred shares of the Company (the “Preferred Shares”, and together with Common Shares, the “Shares”), debt securities (the “Debt Securities”), warrants to purchase Shares or Debt Securities (the “Warrants”), or any combination thereof (the “Units”, and collectively with all of the foregoing, the “Securities”), up to an aggregate offering price of $100,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective.

The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (each, a “Prospectus Supplement”).

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of distribution of the Securities to which the Prospectus Supplement pertains. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the maturity date, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will bear interest, the interest rate or method of determining the interest rates, any conversion or exchange rates attached to the Debt Securities, whether the Company may redeem the Debt Securities at its option and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Shares or Debt Securities issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation, number of Securities comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

The outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MOGO” and on the Nasdaq Capital Market (“NASDAQ”) under the symbol “MOGO”, and 10.0% convertible senior secured debentures (the “Convertible Debentures”) of the Company are listed and posted for trading on the TSX under the symbol “MOGO.DB”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares and the Convertible Debentures will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares and the Convertible Debentures, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Lewis Brisbois Bisgaard & Smith LLP, with respect to U.S. legal matters.

An investment in the Securities is subject to a number of significant risks that should be considered by a prospective purchaser. Prospective investors should carefully consider the risk factors described under “Risk Factors”, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2018 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market” distribution, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. In this Prospectus, references to “$” and “C$” are to Canadian dollars and references to US$ are United States dollars.

Gregory Feller, a director of the Company and the Company’s President and Chief Financial Officer, resides outside of Canada. Mr. Feller has appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process.

Our head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1. Our registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

About this Prospectus	1	Consolidated Capitalization	23
Where You Can Find More Information	2	Earnings Coverage	23
Documents Filed as Part of the U.S. Registration Statement	4	Risk Factors	24
Forward-Looking Information	5	Certain Canadian Federal Income Tax Considerations	28
Our Company	10	Certain U.S. Federal Income Tax Considerations	28
Description of Share Capital	11	Legal Matters	36
Description of Debt Securities	13	Legal Proceedings	36
Description of Warrants	18	Auditor, Transfer Agent and Registrar	36
Description of Units	20	Purchasers’ Statutory and Contractual Rights of Withdrawal and Rescission	36
Prior Sales	21	Enforceability of Judgments	37
Trading Price and Volume	21	Certificate of the Issuer	C-1
Use of Proceeds	21
Plan of Distribution	21

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context otherwise indicates, “Mogo”, the “Company”, “us” or “we” refer to Mogo Inc. and its subsidiaries and predecessors, including Mogo Finance Technology Inc. (“Mogo Finance”). On June 21, 2019, we completed our previously announced plan of arrangement (the ”Arrangement”) with Mogo Finance. In connection with the Arrangement, the Company was continued into British Columbia and changed its name to Mogo Inc. The Arrangement is accounted for as a reverse acquisition of the Company by Mogo Finance under IFRS 3 - Business combinations, and accordingly, beginning with the second quarter of 2019, the Company’s financial statements, management’s discussion and analysis and all other documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada reflect the continuing operations of Mogo Finance. See “Our Company - Business Combination between Mogo (formerly Difference) and Mogo Finance” for more information regarding the Arrangement.

An investor should rely only on the information contained in this Prospectus, any applicable Prospectus Supplement and the information incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with additional or different information. The information contained on mogo.ca is not included in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this Prospectus or any applicable Prospectus Supplement or the information incorporated by reference in this Prospectus or any applicable Prospectus Supplement are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of such documents, regardless of the time of delivery of such documents or of any sale of the Securities.

This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) relating to our Securities that we have filed or will file with the SEC. Under the U.S. Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of $100,000,000. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the U.S. Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Where You Can Find More Information”. This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Mogo and the Securities.

This Prospectus and the information incorporated herein by reference include certain trade names and trademarks which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights to these trademarks and trade names.

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WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President & General Counsel of Mogo Inc. at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1, telephone: (604) 659-4380, and are also available electronically at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies. You may read any document that we file with or furnish to the SEC at the SEC’s public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. As well, a free copy of any public document filed by Mogo with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC’s website at www.sec.gov.

Under the short form prospectus system adopted by the securities commissions and other regulatory authorities in each of the provinces and territories of Canada, we are permitted to incorporate by reference the information we file with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Our following documents, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	Mogo Finance’s annual information form dated March 26, 2019 for the year ended December 31, 2018 (the “Mogo Finance AIF”);

(b)	The Company’s annual information form dated April 1, 2019 for the year ended December 31, 2018 (the “Company AIF”);

(c)

Mogo Finance’s audited annual consolidated financial statements for the fiscal year ended December 31, 2018, together with the notes thereto and the independent auditors' report thereon (the "Mogo Finance 2018 Annual Financials");

(d)

The Company’s audited annual consolidated financial statements for the fiscal year ended December 31, 2018, together with the notes thereto and the independent auditors’ report thereon (the "Company 2018 Annual Financials");

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(e)	Mogo Finance’s management’s discussion and analysis for the fiscal year ended December 31, 2018 (the “Mogo Finance Annual MD&A”);

(f)	The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2018;

(g)	The Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2019;

(h)	The Company’s management’s discussion and analysis for the three and nine months ended September 30, 2019 (the “Q3 MD&A”);

(i)

Mogo Finance’s management information circular dated May 13, 2019 prepared in connection with the annual and special meeting of the shareholders of Mogo Finance held on June 18, 2019 (the “Mogo Finance Circular”), excluding the opinion contained under the heading "Particulars of Matters to be Acted Upon – The Arrangement – Certain Canadian Federal Income Tax Considerations" and the written fairness opinion prepared for the special committee of the board of directors of Mogo Finance (attached as Appendix J), each prepared in connection with the Arrangement;

(j)

The Company’s management information circular dated May 13, 2019 prepared in connection with the annual and special meeting of the shareholders of the Company held on June 18, 2019 (the “Company Circular”), excluding the written fairness opinion prepared for the special committee of directors of the Company (attached as Schedule "M") in connection with the Arrangement;

(k)	Mogo Finance’s material change report dated April 18, 2019 announcing the arrangement agreement between Mogo Finance and Mogo to combine their businesses by way of the Arrangement;

(l)	Mogo Finance’s material change report dated July 2, 2019 announcing the completion of the Arrangement;

(m)	The Company’s material change report dated April 24, 2019 announcing the arrangement agreement between Mogo Finance and Mogo to combine their businesses by way of the Arrangement; and

(n)	The Company’s material change report dated June 21, 2019 announcing the completion of the Arrangement.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus and until the expiry of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC by the Company pursuant to the Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Company will file with or furnish to the SEC under the Exchange Act, if and to the extent expressly provided therein.

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A Prospectus Supplement containing the specific terms for an issue of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the Securities issued under that Prospectus Supplement.

Upon a new annual information form and related annual financial statements and management’s discussion and analysis relating thereto being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form or forms, as the case may be, annual and interim financial statements and management’s discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management proxy circular relating to an annual meeting of shareholders of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the Mogo Finance Circular and the Company Circular, or any other management information circular relating to the preceding annual meeting of shareholders, as the case may be, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not constitute a part of this Prospectus, except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the U.S. Registration Statement of which this Prospectus forms a part. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Where You Can Find More Information” in this Prospectus;

•	the consent of MNP LLP, Mogo Finance’s former independent auditors;

•	the consent of MNP LLP, the Company’s former independent auditors;

•	the consent of Stikeman Elliott LLP, the Company’s Canadian counsel; and

•	powers of attorney of the Company’s directors and officers, as applicable.

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A copy of the form of warrant indenture or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.

FORWARD-LOOKING INFORMATION

This Prospectus and any Prospectus Supplement may contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Discussions containing forward-looking information may be found, among other places, under “Our Business”, “Use of Proceeds”, “Risk Factors” and “Plan of Distribution”, in sections of any Prospectus Supplement and in sections of the documents which are incorporated herein by reference.

This forward-looking information includes, among other things, statements relating to:

•	the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries) and delinquencies ratios;

•	the Company’s anticipated cash needs and its needs for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities;

•	the Company’s ability to protect, maintain and enforce its intellectual property;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights;

•	the resolution of any legal matters;

•	the Company’s plans for and timing of expansion of its products and services;

•	the Company’s future growth plans;

•	the acceptance by the Company’s customers and the marketplace of new technologies and solutions;

•	the Company’s ability to attract new members and develop and maintain existing members;

5

•	the Company’s ability to attract and retain personnel;

•	the Company’s expectations with respect to advancement of its product offering;

•	the Company’s competitive position and the regulatory environment in which the Company operates;

•	anticipated trends and challenges in the Company’s business and the markets in which it operates;

•	the Company’s historical investment approach, objectives and strategy, including its focus on specific sectors;

•	the structuring of its investments and its plans to manage its investments;

•	the Company’s expectations regarding the performance of certain sectors in which it has invested; and

•	the completion of any offering.

This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Given these assumptions, investors should not place undue reliance on this forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled “Risk Factors” or elsewhere in, or incorporated by reference into this Prospectus or any applicable Prospectus Supplement, including risks relating to:

•	our limited operating history in an evolving industry;

•	our recent, rapid growth;

•	our history of losses;

•	our efforts to expand our market reach and product portfolio;

•	changes in the regulatory environment or in the way regulations are interpreted;

•	privacy considerations;

•	economic conditions;

•	material changes to the interest rate charged to our members and paid to our lenders;

•	disruptions in the credit markets;

•	an increase in member default rates;

•	our negative operating cash flow;

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•	our ability to access additional capital through issuances of equity and debt securities;

•	the concentration of our debt funding sources and our ability to access additional capital from those sources;

•	the financial covenants under our credit facilities;

•	security breaches of members’ confidential information;

•	our ability to collect payment on our loans and maintain accurate accounts;

•	a decline in demand for our products;

•	our products achieving sufficient market acceptance;

•	protecting our intellectual property rights;

•	claims by third parties for alleged infringement of their intellectual property rights;

•	the use of open source software and any failure to comply with the terms of open source licenses;

•	serious errors or defects in our software and attacks or security breaches;

•	the reliability of our credit scoring model;

•	access to reliable third-party data;

•	our risk management efforts;

•	our levels of indebtedness;

•	the adequacy of our allowance for loan losses;

•	exchange rate fluctuations;

•	our marketing efforts and ability to increase brand awareness;

•	member complaints and negative publicity;

•	misconduct and/or errors by our employees and third-party service providers;

•	our ability to collect payment on and service the loans we make to our members;

•	our reliance on data centers to deliver our services and any disruption thereof;

•	competition in our industry;

•	the reliability of information provided by our members;

•	our reliance on key personnel, and in particular, our management;

•	competition for employees;

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•	preserving our corporate culture;

•	risks related to litigation;

•	earthquakes, fire, power outages, flood, and other catastrophic events, and interruption by man-made problems such as terrorism;

•	volatility in the market price for our publicly traded securities;

•	future sales of our securities by existing shareholders causing the market price for our publicly traded securities to fall;

•	no cash dividends for the foreseeable future;

•	our trading price and volume declining if analysts publish inaccurate or unfavourable research about us or our business;

•	risks related to operating in the cryptocurrency industry;

•	risks related to the Company’s investment portfolio including:

o	investment risk;

o	our ability to monetize the portfolio given investments in private issuers and illiquid securities;

o	foreign currency exposure if investments in the Company’s portfolio consist of securities denominated in foreign currencies;

o	concentration of investments;

o	there is no guaranteed return on the Company’s investments;

o	intellectual property claims against issuers that the Company invests in;

o	the Company’s portfolio may include securities of issuers established in jurisdictions outside of Canada and the U.S.;

o	some investments of the Company may be in markets that are new and emerging;

o	fluctuation in NAV and valuation of the Company’s portfolio;

o	non-controlling interests;

o	trading costs; and

o	the Company may be limited in its ability to make follow-on investments and the dilution in the Company’s holdings resulting from a failure to make such follow-on investments; and

•	the other factors discussed under “Risk Factors” in the Mogo Finance AIF and the Company AIF.

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If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” in this Prospectus, any applicable Prospectus Supplement, the Mogo Finance AIF, and the Company AIF should be considered carefully by readers.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus and any applicable Prospectus Supplement, and in the information incorporated by reference in this Prospectus and any applicable Prospectus Supplement represents our expectations as of the date of this Prospectus and any Prospectus Supplement, as applicable (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this Prospectus and any Prospectus Supplement and in the information incorporated by reference in this Prospectus and any Prospectus Supplement is expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and any applicable Prospectus Supplement and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the Securities.

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OUR COMPANY

Business of the Company

Mogo - a financial technology company - offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health. Financial health continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and get access to six products and solutions that help them monitor their credit score, protect themselves from identity fraud, control their spending, and borrow responsibly. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than 925,000 members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Business Combination between Mogo (formerly Difference) and Mogo Finance

On June 21, 2019, Mogo (referred to in this section prior to the Arrangement as “Difference”, and following the Arrangement as the ”Combined Entity”) and Mogo Finance combined their businesses pursuant to a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”). The Arrangement became effective at 12:01 a.m. (PST) on June 21, 2019 (the “Effective Time”).

Under the Arrangement, Mogo Finance was amalgamated with a wholly-owned subsidiary of Difference and each Mogo Finance common share (each a “Mogo Finance Share”) outstanding immediately prior to the Arrangement, other than Mogo Finance Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act (“CBCA”) to a corporation existing under the BCBCA (the “Continuance”). On completion of the Arrangement, former Mogo Finance shareholders owned approximately 80% of the Combined Entity, on a fully diluted basis and, as discussed below, the former directors of Mogo Finance make up a majority of the directors of the Combined Entity and the former officers of Mogo Finance became officers of the Combined Entity. In connection with the Arrangement, all of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for Common Shares of the Combined Entity in accordance with the provisions thereof.

Of the subsidiary and associates reported in the Company 2018 Annual Financials, the wholly owned subsidiary, Difference RM Holding Corp., was liquidated on June 20, 2019, and the associates, Gotham Analytics, LLC and WG Limited, were acquired by Mogo Finance through the business combination. As part of the purchase price allocation, Mogo assigned a nominal value to these interests in these associates.

Common Shares of the Combined Entity began trading on the TSX under the trading symbol “MOGO” in place of the Difference common shares at the open of trading on June 25, 2019. In addition, the Combined Entity was treated as a successor in interest to Mogo Finance and, as such, the Combined Entity was listed on the NASDAQ under the symbol “MOGO”. Mogo Finance Shares were delisted from the TSX on the close of trading on June 24, 2019. Mogo Finance Shares and common shares of Difference traded between June 21st and June 25th were automatically settled for Common Shares of the Combined Entity.

Following the completion of the Arrangement, the board of directors of the Combined Entity was reconstituted and now consists of David Feller (Chairman and CEO), Gregory Feller (President and CFO), Michael Wekerle, Minhas Mohamed and Kees Van Winters. The Arrangement provided the Combined Entity with immediate access to cash and Difference’s portfolio of investments which includes some of the premier private technology companies in Canada, which collectively had an estimated fair market value of approximately $24 million as of December 31, 2018.

Prior to the completion of the Arrangement, Mogo Finance had outstanding certain Debt Securities issued under the Debenture Indenture. These Debt Securities were listed on the TSX under the symbol “MOGO.DB” (the “Mogo Finance Debentures”). In connection with the Arrangement, each Mogo Finance Debenture was exchanged for a Convertible Debenture of the Combined Entity as further set out in the First Supplemental Indenture. The Convertible Debentures have equivalent terms as the Mogo Finance Debentures for which they were exchanged and are convertible into Common Shares of the Combined Entity. The Mogo Finance Debentures were delisted from the TSX on the close of trading on June 24, 2019 and the Convertible Debentures commenced trading under the same symbol, “MOGO.DB,” at the open of trading on June 25, 2019.

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Corporate Structure

The Company was incorporated by letters patent under the laws of Canada on January 14, 1972 under the name “Eskimo International Resources Limited.” On August 17, 1972, the Company changed its name to “Natalma Mines Limited” by supplementary letters patent. The Company was continued under the CBCA by articles of continuance dated November 19, 1979. On May 4, 1983 the Company’s name was changed to “Tonka Resources Inc.” The Company underwent several name changes between 1988 and 2013. On June 13, 2013, the Company changed its name to “Difference Capital Financial Inc.” As detailed above under “-- Business Combination between Mogo (formerly Difference) and Mogo Finance”, in April of 2019 the Company announced the Arrangement, being a business combination with Mogo Finance by way of a statutory plan of arrangement. On June 21, 2019, the Company changed its name to “Mogo Inc.” following the Arrangement. Prior to completing the Arrangement, the Company was continued in British Columbia under the BCBCA.

Mogo Finance was incorporated under the Company Act on August 26, 2003 as 675909 B.C. Ltd. and transitioned under the BCBCA on May 4, 2005. Mogo Finance’s name was changed several times, the last of which occurred on June 1, 2012 when its name was changed from “Hornby Management Inc.” to the current name, “Mogo Finance Technology Inc.” Following the completion of the Arrangement, as further described above under the heading “-- Business Combination between Mogo (formerly Difference) and Mogo Finance”, Mogo Finance became a wholly-owned subsidiary of the Company.

Mogo’s head office is located at 2100-401 West Georgia Street, Vancouver, British Columbia, V6B 5A1 and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Mogo has a number of direct and indirect subsidiaries including Mogo Finance which operates Mogo’s digital account, mobile application, web application, free credit score monitoring, identity fraud protection, and prepaid Visa card. In addition, the following material subsidiaries are each wholly owned by Mogo Finance:

•	Mogo Financial Inc. was incorporated under the laws of the Province of Manitoba on September 10, 2003 and operates Mogo’s online lending platform.

•	Mogo Mortgage Technology Inc. was incorporated under the laws of the Province of British Columbia on April 22, 2016 and operates Mogo’s online mortgage brokerage platform.

•	Mogo Wealth Technology Inc. was incorporated under the laws of the Province of British Columbia on December 4, 2018 and operates Mogo’s products and services related to wealth management.

DESCRIPTION OF SHARE CAPITAL

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares of the Company (the “Preferred Shares”). As at the date of this Prospectus, there are 27,339,387 Common Shares and no Preferred Shares issued and outstanding.

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Common Shares

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Company’s Board of Directors (the “Board”). Holders of Common Shares are, subject to the rights and priorities of holders of Preferred Shares, entitled to participate in any distribution of the Company’s net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per Common Share.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our Articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date.

Dividend Policy

The holders of Common Shares are entitled to receive distributions as and when declared from time to time on the Common Shares by the Board, acting in its sole discretion, out of the Company’s assets properly available for the payment of dividends.

On February 27, 2019, the Board declared the Company’s first ever special dividend of $0.10 per Common Share, payable in cash. Following the Arrangement, the Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. The declaration of any future dividends by the Board will be dependent on the Company’s earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

During the last three financial years, the Company has declared and paid cash dividends per Common Share as noted below:

Record Date	Payment Date	Dividend per Common Share
March 22, 2019	April 5, 2019	$0.10

Mogo Finance has not previously declared or paid any dividends on the Mogo Finance Shares.

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Preferred Shares

We may issue Preferred Shares from time to time in one or more series. The Board is authorized to fix the number of Preferred Shares of each series, and to determine for each series, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters. Among other things, each series of Preferred Shares, upon determination by the Board, may or may not carry voting rights and may or may not be convertible into another class or series of shares of the Company.

So long as any Preferred Shares are outstanding, the holders of the Preferred Shares of each series shall rank both with regard to dividends and return of capital in priority to the holders of the Common Shares and in priority to any other shares ranking junior to the Preferred Shares, and the holders of the Preferred Shares of each series may also be given such other preference over the holders of the Common Shares and any other shares ranking junior to the holders of the Preferred Shares as may be determined as to the respective series authorized to be issued. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital in the event of any distribution of assets of the Company among its shareholders arising on the liquidation, dissolution or winding up of the Company.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we may include in any applicable Prospectus Supplement, summarizes the material terms and provisions of the Debt Securities that we may offer under this Prospectus, which may be issued in one or more series. Debt Securities may be offered independently or together with other Securities. The following sets forth certain general terms and provisions of the Debt Securities offered under this Prospectus. The specified terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. The terms of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below.

General

Debt Securities may be issued in Canada (but not in the United States) under the Convertible Debenture Indenture dated as of June 6, 2017 (the “Debenture Indenture”), as supplemented by the First Supplemental Convertible Debenture Indenture dated June 21, 2019 (the “First Supplemental Indenture”), between us and Computershare Trust Company of Canada, as trustee (the “Debenture Trustee”). References to the Debenture Indenture herein shall be to the Debenture Indenture as supplemented by the First Supplemental Indenture, as the context so requires. Debt Securities may also be issued in either Canada or the United States under and governed by the terms of one or more other trust indentures (a “Trust Indenture”) between us and a debt security trustee or trustees (each, a “Debt Security Trustee”) that we will name in the relevant Prospectus Supplement, if applicable. Pursuant to the First Supplemental Indenture the Debenture Indenture was modified, inter alia, as follows:

•	Mogo Finance was removed as a party to the Debenture Indenture and was replaced by the Company; and

•	The Debenture Indenture was amended to provide that any holder of Debt Securities under the Debenture Indenture will receive Common Shares in the Company in lieu of Mogo Finance Shares;

This summary of some of the provisions of the Debt Securities is not complete. The statements made in this Prospectus relating to a Trust Indenture, if any, and Debt Securities to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Debenture Indenture or any Trust Indenture, if any and as applicable. Prospective investors should refer to the Debenture Indenture or the Trust Indenture, if any and as applicable. If applicable, we will file a Trust Indenture describing the terms and conditions of Debt Securities we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Debt Securities are offered.

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The applicable Prospectus Supplement relating to any Debt Securities offered by us will describe the particular terms of those Debt Securities and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Debt Securities;

•	the price at which the Debt Securities will be offered;

•	the currency or currencies in which the Debt Securities will be offered and in which the principal, premium, if any, and interest, if any, will be paid;

•	the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable;

•

the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, or contingent interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date;

•

the dates on which and the price or prices at which the Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

•

the right, if any, of holders of the Debt Securities to convert them into Common Shares or other securities, including any contingent conversion provisions and any provisions intended to prevent dilution of those conversion rights;

•

the extent and manner, if any, to which payment on or in respect of the Debt Securities will be senior to, or will be subordinated to the prior payment of, other liabilities and obligations of the Company;

•	any special or modified events of default or covenants with respect to the Debt Securities;

•	any index or formula used to determine the required payments of principal, premium, if any, or interest, if any;

•	the percentage of the principal amount of the debt securities which is payable if maturity of the Debt Securities is accelerated because of a default;

•	any special or modified events of default or covenants with respect to the Debt Securities;

•	the effect of any merger, consolidation, sale or other disposition of our business on the Debt Securities and the Debenture Indenture or Trust Indenture, if any and as applicable;

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•	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Debt Securities will be listed on any exchange;

•	material United States and Canadian federal income tax consequences of owning the Debt Securities; and

•	any other material terms or conditions of the Debt Securities.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

The Debt Securities will be senior or subordinated indebtedness of ours, as described in the relevant Prospectus Supplement. In the event of our insolvency or winding up, our subordinated indebtedness, including any subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all of our other liabilities (including senior indebtedness), except those which by their terms rank equally in right of payment with or are subordinate to such subordinated indebtedness.

Debenture Indenture

The following is a description of the material terms of the Debenture Indenture as they pertain to the Debt Securities issued thereunder (the “Existing Indenture Debt Securities”). A copy of each of the Debenture Indenture and the First Supplemental Indenture has been filed with the relevant securities commissions or similar authorities. For greater certainty, in the event of any conflict between the summary provided in this Prospectus and the Debenture Indenture in respect of the terms of the Existing Indenture Debt Securities, the Debenture Indenture shall govern.

General

The Debenture Indenture provides that Existing Indenture Debt Securities may be issued thereunder from time to time in one or more series. Specific terms and conditions which apply to such series may be set out in a supplement to the Debenture Indenture. The Existing Indenture Debt Securities will be direct obligations of the Company. The Debenture Indenture does not limit the aggregate principal amount of Existing Indenture Debt Securities that may be issued under the Debenture Indenture and will not limit the amount of other indebtedness that we may incur. The Debenture Indenture provides that the Existing Indenture Debt Securities will be secured and the Company will provide a senior security interest over the Secured Assets (as defined below), subject only to the subordination of such security interest as described below and pursuant to the terms of the Debenture Indenture. The Existing Indenture Debt Securities will rank equally with one another, unless otherwise stated in a supplemental indenture to the Debenture Indenture.

Recourse against the Company under the security will be limited to the Secured Assets. The security granted in respect of the Existing Indenture Debt Securities will be limited to the Secured Assets and any Existing Indenture Debt Securities will rank subordinate to the Company’s present secured indebtedness with Fortress Credit Co LLC (“Fortress”) and any other future secured indebtedness of a similar nature, but will rank ahead of all other present and future secured and subordinated indebtedness and all future unsecured indebtedness of the Company.

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Subordination

The payment of the principal of, and Interest on, the Existing Indenture Debt Securities will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all senior indebtedness of the Company to Fortress under the Company’s existing senior secured credit facilities of up to $40 million and of up to $50 million, respectively, and any other future secured indebtedness constituting senior indebtedness, other than any indebtedness which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Existing Indenture Debt Securities. The Existing Indenture Debt Securities will be subject to a subordination agreement with Fortress and any existing or future senior lender, in a form similar to the agreement that exists between Fortress and the Company’s existing subordinate debtholders. To the extent that any of the Company’s subsidiaries guarantee and/or provide security in respect to the Company’s obligations under senior indebtedness, the Existing Indenture Debt Securities will also be structurally subordinated to such senior lender’s recourse to such subsidiaries. The subordination agreement with Fortress will restrict the Company’s ability to make cash payments under the Debenture Indenture, without the consent of Fortress. Accordingly, if the Company is unable to obtain such consent, all payments under the Debenture Indenture will be made in freely-tradeable Common Shares, subject to TSX approval.

The Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Company, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Company, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Company, then the holders of indebtedness senior to the Existing Indenture Debt Securities will receive payment in full before the holders of Existing Indenture Debt Securities will be entitled to receive any payment on account of the indebtedness, liabilities and obligations of the Company under the Existing Indenture Debt Securities, whether on account of principal, premium, Interest or otherwise.

The Debenture Indenture also provides that no payment on account of the indebtedness, liabilities and obligations of the Company under the Existing Indenture Debt Securities, whether on account of principal, premium, Interest or otherwise, shall be made by the Company: (i) upon the occurrence of a default or an event of default with respect to any indebtedness senior to the Existing Indenture Debt Securities; (ii) upon the acceleration of the maturity of any such senior indebtedness; or (iii) when a payment would cause a default or event of default under any such senior indebtedness; unless and until such default or event of default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded, neither the Debenture Trustee nor the holders of Existing Indenture Debt Securities shall be entitled to demand, accelerate, institute proceedings for the collection of (which shall, for certainty include proceedings related to an adjudication or declaration as to the insolvency or bankruptcy of the Company and other similar creditor proceedings), or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Existing Indenture Debt Securities after the happening of such a default or event of default or acceleration, and unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration has been rescinded, such payments shall be held in trust for the benefit of, and, if and when such senior indebtedness shall have become due and payable, shall be paid over to, the holders of such senior indebtedness until all such senior indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to holders of such senior indebtedness.

Security

Pursuant to the Debenture Indenture, the Existing Indenture Debt Securities will be secured by a general and continuing subordinate security interest, lien, charge, mortgage and encumbrance in all of the Company’s right, title and interest in and to all of the Company’s present and after-acquired personal property and all proceeds of whatsoever nature and kind and wherever situate, with the exception of certain excluded property and permitted encumbrances (the “Secured Assets”) pursuant to the Debenture Indenture. Recourse against the Company under the Debenture Indenture will be limited to the Secured Assets.

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Amalgamation, Mergers or Sale of Assets

The Debenture Indenture provides that the Company may not enter into a transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (the “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or other otherwise, unless:

(a)

prior to or contemporaneously with the consummation of such transaction the Company and the Successor shall have executed such instruments and done such things as, in the opinion of counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Company under the Debenture Indenture in respect of the Existing Indenture Debt Securities;

(ii)

the Existing Indenture Debt Securities will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of holders of Existing Indenture Debt Securities under the Debenture Indenture; and

(iii)

the Successor is incorporated under the law of a province or territory of Canada and in the case of an entity organized otherwise than under the laws of the Province of British Columbia, the Successor shall attorn to the jurisdiction of the courts of the Province of British Columbia;

(b)	such transaction, in the opinion of counsel, shall be on such terms as to preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders under the Indenture; and

(c)

no condition or event shall exist as to the Company (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect to the transaction or immediately after the Successor shall become liable to pay the principal monies, premium, if any, Interest and other monies due or which may become due under the Indenture, which constitutes or would constitute an Event of Default;

provided, however, that, for the purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more subsidiaries (other than to the Company or another wholly-owned subsidiary) which, if such properties or assets were directly owned by the Company, would constitute all or substantially all of the properties and assets of the Company and its subsidiaries taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company.

Upon the assumption of the Company’s obligations by the Successor in such circumstances, subject to certain exceptions, the Company will be relieved from all obligations and covenants under the Existing Indenture Debt Securities and the Debenture Indenture.

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Events of Default

The Debenture Indenture provides that an event of default (“Event of Default”) in respect of the Existing Indenture Debt Securities will occur if, among other things, any one or more of the following described events has occurred and is continuing with respect to such Existing Indenture Debt Securities: (a) failure for 15 days to pay Interest on such Existing Indenture Debt Securities when due; (b) failure to pay principal when due, whether at maturity, upon prepayment or conversion, by acceleration or otherwise; (c) default in the delivery, when due, of all cash and any securities of the Company or other consideration, payable upon conversion with respect to the Existing Indenture Debt Securities, which default continues for 15 days; (d) performance of any material covenant in the Indenture not cured within 30 days of the Company receiving written notice of such default; or (e) certain events with respect to the bankruptcy, insolvency, winding up or liquidation of the Company. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon the request in writing signed by the holders of not less than 25% of the principal amount of the Existing Indenture Debt Securities then outstanding, declare the principal of and Interest and premium, if any, on all outstanding Existing Indenture Debt Securities to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Debentures then outstanding may, on behalf of all holders of Existing Indenture Debt Securities, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders of Existing Indenture Debt Securities shall prescribe.

Offers for Existing Indenture Debt Securities

The Debenture Indenture provides that if an offer is made for the Existing Indenture Debt Securities which is a take-over bid or issuer bid for Existing Indenture Debt Securities within the meaning of Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids and within the time provided in the offer or within 120 days after the date the offer is made, not less than 90% of the outstanding principal amount of the Existing Indenture Debt Securities (other than Existing Indenture Debt Securities beneficially owned or controlled at the date of the take-over bid or issuer bid, as applicable, by or on behalf of the offeror or associates, affiliates of the offeror or persons acting jointly or in concert with the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Existing Indenture Debt Securities held by the holders of Existing Indenture Debt Securities who did not accept the offer for the same consideration per Existing Indenture Debt Securities paid under such offer.

Modification

The rights of the holders of Existing Indenture Debt Securities may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all holders of Existing Indenture Debt Securities resolutions passed at meetings of the holders of Existing Indenture Debt Securities by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Existing Indenture Debt Securities present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Existing Indenture Debt Securities then outstanding.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplement, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Shares or Debt Securities and may be issued in one or more series. Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities. While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

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General

Warrants may be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (a “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture, if any, and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture, if any, and the Warrant certificate. Prospective investors should refer to the Warrant Indenture, if any, and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. If applicable, we will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the manner of exercise;

•

the number of Shares or Debt Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Shares or Debt Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	the effect of any merger, consolidation, sale or other disposition of our business on the Warrants and the Warrant Indenture, if any;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants or the underlying Securities will be listed on any exchange;

•	material United States and Canadian federal income tax consequences of owning the Warrants;

•	the manner in which the Warrants and the Warrant Indenture, if any, may be modified; and

•	any other material terms or conditions of the Warrants.

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Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities issuable upon exercise of the Warrants.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus. While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent (“Unit Agent”) that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of the Securities otherwise described herein in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit Agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	provisions of the governing Unit Agreement, if any; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of Share Capital”, “Description of Debt Securities” and “Description of Warrants” will apply to each Unit and to any Security included in each Unit, respectively.

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Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

PRIOR SALES

Information about prior sales will be provided in each applicable Prospectus Supplement relating to the Securities offered thereby.

TRADING PRICE AND VOLUME

Trading price and volume of our Securities will be provided in each applicable Prospectus Supplement relating to the Securities offered thereby.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, Mogo intends to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. We may also, from time to time, issue securities otherwise than through the offering of Securities pursuant to this Prospectus.

The Company had negative cash flow from operations for the year ended December 31, 2018. However, one of the key performance indicators that Mogo uses to manage its business and evaluate its financial results and operating performance is “cash provided by operating activities before investment in loans receivable”. Using this metric, the Company has generated positive cash flow from operations before investment in loans receivable and all operating expenses, including interest expenses, have been funded internally. See “Non-IFRS Financial Measures” in the Mogo Finance Annual MD&A and the Q3 MD&A.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX, the NASDAQ or other existing trading markets for the Securities. We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the initial offering price of such Securities (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation.

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The agents and/or underwriters will contractually commit not to make any offers or sales of Securities in the Province of Québec. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. If, in connection with the offering of Securities at the initial offering price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers is less than the gross proceeds paid by the underwriters to us. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Underwriters and agents may, from time to time, purchase and sell the Securities described in this Prospectus and the relevant Prospectus Supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the Securities or liquidity on the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

In compliance with the guidelines of the Financial Regulatory Authority (FINRA), the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

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Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended.

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as “remarketing firms,” may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

In connection with any offering of Securities, other than an “at-the-market” distribution, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. With respect to an “at-the-market” distribution, no underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated share and loan capital of Mogo from September 30, 2019 to the date of this Prospectus.

EARNINGS COVERAGE

If we offer Debt Securities having a term to maturity in excess of one year or Preferred Shares under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

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RISK FACTORS

Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus, any applicable Prospectus Supplement and the information incorporated by reference in this Prospectus (and in particular, the risk factors discussed under the heading “Risk Factors” beginning at page 18 of the Mogo Finance AIF and beginning at page 19 of the Company AIF) before purchasing Securities.

The risks and uncertainties described in this Prospectus, any applicable Prospectus Supplement and the information incorporated by reference herein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the our publicly traded securities could be materially and adversely affected. In all these cases, the trading price of our publicly traded securities could decline, and prospective investors could lose all or part of their investment.

The market price for our publicly traded securities may be volatile and your investment could suffer a decline in value.

The market price of our publicly traded securities could be subject to significant fluctuations. Some of the factors that may cause the market price of our publicly traded securities to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;

•	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

•	short sales, hedging and other derivative transactions in our Securities;

•	litigation or regulatory action against us;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with securities regulators, including our financial statements;

•	publication of research reports or news stories about us, our competitors or our industry;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in general political, economic, industry and market conditions and trends;

•	sales of our securities by existing shareholders;

•	recruitment or departure of key personnel;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and

•	the other risk factors described in this section of this Prospectus and in any applicable Prospectus Supplement.

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Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Company by those institutions, which could materially adversely affect the trading price of our publicly traded securities. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our publicly traded securities may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of our publicly traded securities. Hence, the market price of our publicly traded securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our securities regardless of our operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, and our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

There is no market through which the Preferred Shares, Warrants, Units, or certain Debt Securities may be sold.

There is no market through which the Preferred Shares, Warrants, Units, or Debt Securities (other than the Convertible Debentures) may be sold. There can be no assurance that an active trading market will develop for the aforementioned Securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those Securities, may be adversely affected by, among other things:

•	changes in the overall market for those Securities;

•	changes in our financial performance or prospects;

•	changes or perceived changes in our creditworthiness;

•	the prospects for companies in the industry generally;

•	the number of holders of those Securities;

•	the interest of securities dealers in making a market for those Securities; and

•	prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

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Future sales or issuances of securities could decrease the value of existing securities, dilute investors’ voting power and reduce our earnings per share.

We may sell additional Securities in subsequent offerings and may issue additional Securities to finance operations, acquisitions or other projects. We have a large number of authorized but unissued Common Shares. We cannot predict the size of future sales and issuances of Securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Sales or issuances of a substantial number of Securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including Securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our Board may issue, without shareholder approval, Preferred Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preferred Shares currently outstanding, our articles allow the issuance of Preferred Shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, our Board may set the rights and preferences of any series of Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Preferred Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive our shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Mogo.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the BCBCA, that the majority of our officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

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As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of Mogo as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with applicable law and any contractual provisions, including under agreements for indebtedness we may incur, that restrict or limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, earnings, capital requirements and other factors that our Board deems relevant.

Our operations have generated negative cash flows in the past.

The Company had negative cash flow from operations for the year ended December 31, 2018. Operational expenses are funded through positive cash flow from operations before investment in loans receivable. Accordingly, the Company has no plans to use any of the proceeds of the Offering to fund operating expenses. However, if the Company does not generate positive cash flow from operations before investment in loans receivable, there could be a material and adverse effect on our financial condition or results of operations.

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If securities or industry analysts cease to publish research reports or publish inaccurate or unfavorable research about us or our business, our trading price and volume could decline.

The trading market for our publicly traded Securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our publicly traded Securities or publish inaccurate or unfavorable research about our business, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our publicly traded securities could decrease, which could cause our trading price and volume to decline.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of distributions on the Securities will be subject to Canadian non-resident withholding tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian or foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada - U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

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PFIC Status of the Company

If the Company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares. The U.S. federal income tax consequences of owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year (determined on a quarterly basis), 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, annuities, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of the Company’s direct or indirect equity interests in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such shares. If the Company meets the income test or the asset test for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in the Common Shares or makes a timely and effective QEF Election or Mark-to-Market Election (discussed below).

Under the default PFIC rules (Section 1291 of the Code):

•

any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distributions received during the preceding three years, or, if shorter, the U.S. Holder’s holding period for its Common Shares) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;

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•	the amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;

•

the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

•	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to Common Shares.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will generally result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder to the extent that such distribution represents “earnings and profits” of the Company. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular limited circumstances, including if it had a reasonable belief that the Company was not a PFIC and filed a protective statement. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for the Company and any Subsidiary PFIC.

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A Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Common Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its shares. However, there is no assurance that the Common Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC because such stock is not marketable. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code, described above, with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Common Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Common Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Common Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Common Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Common Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Common Shares.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

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Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as “foreign source” for this purpose and generally will be categorized as “passive category income”, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Further, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complex, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in foreign financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts (“FBAR”) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding the applicability of FBAR and other reporting requirements in light of their individual circumstances.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

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LEGAL MATTERS

Unless otherwise specified in the applicable Prospectus Supplement, certain legal matters relating to the Canadian law will be passed upon on our behalf by Stikeman Elliott LLP. Certain legal matters relating to United States law will be passed upon on our behalf by Lewis Brisbois Bisgaard & Smith LLP. As at the date of this Prospectus, the partners and associates of each of Stikeman Elliott LLP and Lewis Brisbois Bisgaard & Smith LLP beneficially own, directly and indirectly, less than 1% of any class of our issued and outstanding securities or securities of our affiliates or associates.

If any underwriters or dealers named in a Prospectus Supplement retain their own counsel to pass upon legal matters relating to the Securities offered thereunder, such counsel will be named in such Prospectus Supplement.

LEGAL PROCEEDINGS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

AUDITOR, TRANSFER AGENT AND REGISTRAR

KPMG LLP were appointed as the auditors of the Company as of September 16, 2019. Prior to the appointment of KPMG LLP, MNP LLP served as the auditor of each of the Company and Mogo Finance, and prepared the independent auditor's report for the Mogo Finance 2018 Annual Financials and the independent auditor's report for the Company 2018 Annual Financials. KPMG LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. MNP LLP have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. Our transfer agent and registrar is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Warrant.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, the amount paid upon conversion, exchange or exercise upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

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Original purchasers of warrants, or other convertible, exchangeable or exercisable securities are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

ENFORCEABILITY OF JUDGMENTS

We are incorporated and governed under the laws of British Columbia. Most of our officers and directors and most of the experts named in this Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Mogo, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. Mogo has been advised by Stikeman Elliott LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. Mogo has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Mogo has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 relating to this Prospectus, an appointment of agent for service of process on Form F-X. Under the Form F-X, Mogo appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Mogo in a U.S. court arising out of or related to or concerning an offering, purchase or sale of the Securities.

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CERTIFICATE OF THE ISSUER

Dated: December 5, 2019

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada except Québec.

(Signed) David Feller Chief Executive Officer	(Signed) Gregory Feller President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Minhas Mohamed Director	(Signed) Kees Van Winters Director

C-1